SUBSCRIPTION AGREEMENT

BETWEEN
WEICHAI POWER CO., LTD.
AND
BALLARD POWER SYSTEMS INC.

AUGUST 29, 2018

SUBSCRIPTION AGREEMENT
THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is dated as of August 29, 2018
BETWEEN:
WEICHAI POWER CO., LTD., a corporation existing under the laws of the PRC (as defined below)
(the “Subscriber”)
AND:
BALLARD POWER SYSTEMS INC., a corporation existing under the laws of British Columbia
(the “Corporation”)
WHEREAS the Subscriber or its affiliates are entering into a long term strategic technology collaboration with the Corporation in China in respect of the products and technology of the Corporation;
AND WHEREAS, as a commitment of support to the Corporation, the Subscriber has agreed to subscribe for Common Shares of the Corporation on the terms and conditions set out in the Transaction Agreements (as defined below);
NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the parties agree as follows:
ARTICLE 1
SUBSCRIPTION

Section 1.1	Subscription

(1)
The Subscriber hereby irrevocably agrees to subscribe for, or procure its designated affiliate to subscribe for, and the Corporation hereby agrees to issue, free and clear of any and all Liens (except for transfer restrictions imposed by this Agreement, the Investor Rights Agreement or Applicable Securities Laws), such number of Common shares in the capital of the Corporation (“Common Shares”) as represents 19.9% of the issued and outstanding Common Shares (the “Subscription Shares”) (calculated following issuance of the Subscription Shares and the issuance of Common Shares to Broad-Ocean Motor (Hong Kong) Co. Limited), an estimate of which as of the date hereof is 45,949,176 Common Shares at a price equal to US$ 3.5464 per Subscription Share (the “Subscription”), being one-hundred and fifteen percent (115%) of the volume-weighted average trading price of the Common Shares on the Nasdaq Stock Market (the “NASDAQ”) for the thirty (30) consecutive trading days ending on August 28, 2018 (the “Subscription Price”). “Liens” in this Agreement shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or other adverse interests or restrictions on title or transfer. The Corporation shall, no later than five (5) Business Days before the Closing Date, notify the Subscriber in writing of the actual number of Subscription Shares. A “Business Day” for this Agreement shall mean a day which is not a Saturday, Sunday, statutory holiday or a day on which banks are not open for business in Vancouver, Canada or Weifang, Shandong Province, People’s Republic of China (the “PRC”).

Section 1.2	Closing

(1)
The Corporation and the Subscriber intend the completion of the offer, sale and issuance of the Subscription Shares (the “Closing”) subject to satisfaction or waiver by the relevant party of the conditions of Closing as contemplated by this Agreement at the offices of Stikeman Elliott LLP, 1700 – 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8 on the earlier of: (a) the seventy-fifth (75th) day following the execution of this Agreement and (b) 10 business days following receipt of the Required China Approvals, at 1:30 pm. (Vancouver time) or on such earlier date as the parties may separately agree to in writing (the “Closing Date” and the “Time of Closing”, respectively).

(2)	[Extension of closing date in certain limited circumstances redacted due to commercial sensitivity].

(3)	At the Closing on the Closing Date:

(a)
the Subscriber shall pay, or cause to be paid by its designated affiliate, the aggregate subscription amount (being the total number of Subscription Shares multiplied by the Subscription Price) (the “Subscription Amount”) in freely transferable U.S. funds to the Corporation pursuant to the wire instructions specified in Schedule B hereto; and

(b)
the Corporation shall deliver an ownership statement issued under a direct registration system, representing the Subscription Shares to the Subscriber or its designated affiliate in accordance with the delivery and registration instructions in the form of Schedule C delivered by the Subscriber to the Corporation in writing three (3) Business Days before the Closing.

Section 1.3	No Distribution
The Corporation will not, between the date of this Agreement and the Closing Date, distribute, or fix a record date for the determination of holders of Common Shares entitled to receive, dividends or other distributions to the holders of Common Shares payable in cash, securities or any other asset or property (including any dividends or distributions made in respect of the Common Shares in connection with any stock splits, mergers, combinations, spin-off transactions, recapitalizations and similar events).
ARTICLE 2
CLOSING CONDITIONS

Section 2.1	Conditions of Closing
Mutual Conditions

(1)
The Subscriber and the Corporation acknowledge that the offer, sale and issuance of the Subscription Shares as contemplated by this Agreement are subject to, among other things, the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the benefit of both the Corporation and the Subscriber and may only be waived, in whole or in part, by mutual agreement of the Subscriber and the Corporation:

(a)
the offer, sale and issuance of the Subscription Shares being exempt from the prospectus or registration requirements of Applicable Securities Laws. As used in this Agreement, “Applicable Securities Laws” means any and all securities laws including, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdictions in which the Common Shares will be or have been offered, sold, issued or listed;

(b)
the Corporation obtaining all orders, permits, approvals, waivers, consents, licenses or similar authorizations of Regulators necessary to complete the offer, sale and issuance of the Subscription Shares as set out in Part 1 of Schedule D hereto (“Required Approvals”). As used in this Agreement, “Regulator” means (i) any governmental or public entity department, court, commission, board, bureau, agency or instrumentality, (ii) any quasi-governmental, self-regulatory or private body exercising any regulatory authority and (iii) any stock exchange;

(c)
the Subscriber obtaining all orders, permits, approvals, waivers, consents, licenses or similar authorizations of Regulators necessary to permit the Subscriber’s investment as set out in Part 2 of Schedule D hereto (“Required China Approvals”); and

(d)	the Corporation and the Subscriber, or an affiliate of the Subscriber acceptable to the Corporation, settling and executing at or before the Time of Closing:

(i)	R&D Agreement (with the agreed forms of the Technology License Agreement, MEA Supply Agreement and Trademark License Agreement scheduled thereto);

(ii)	JV Agreement; and

(iii)	Module Purchase Order,
(each as defined in the Framework Agreement between the Corporation and the Subscriber dated August 29, 2018, collectively, the “Commercial Agreements”).
Conditions in Favour of the Corporation

(2)
The Subscriber acknowledges that the offer, sale and issuance of the Subscription Shares as contemplated by this Agreement are subject to the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a)
the representations and warranties of the Subscriber having been true and correct as of the date of this Agreement in all material respects and being true and correct at the Time of Closing in all material respects;

(b)	all covenants of the Subscriber in this Agreement to be completed on or prior to the Time of Closing shall have been performed or completed by the Subscriber;

(c)
the board of directors of the Corporation approving the Commercial Agreements and execution thereof by the Corporation; provided, that such board approval shall be obtained by Ballard either prior to or concurrently with the execution of the Commercial Agreements;

(d)
the Subscriber executing and delivering to the Corporation the investor rights agreement in the form attached hereto as Schedule E (the “Investor Rights Agreement”) at or before the Time of Closing; and

(e)	the Subscriber delivering at the Time of Closing an officer’s certificate signed by senior authorized representatives of the Subscriber and addressed to the Corporation confirming that:

(i)
all necessary corporate action has been taken by the Subscriber and its affiliates (if applicable) to authorize the execution and delivery of this Agreement, the Investor Rights Agreement and the Commercial Agreements by it or its affiliates (if applicable) and the performance of its and their respective obligations thereunder;

(ii)
the representations and warranties of the Subscriber contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are accurate in all material respects as of the Time of Closing with the same force and effect as if made at and as of the Closing Time

(iii)	the Subscriber has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Time of Closing ; and

(iv)	such other matters as the Corporation may reasonably request.
Conditions in Favour of the Subscriber

(3)
The Corporation acknowledges that the offer, sale and issuance of the Subscription Shares as contemplated by this Agreement are subject to the following conditions being fulfilled or performed on or before the Time of Closing, which conditions are for the exclusive benefit of the Subscriber and may be waived, in whole or in part, by the Subscriber in its sole discretion:

(a)	[commercially sensitive covenant redacted];

(b)
the Corporation having delivered or procured to be delivered to the Subscriber a waiver from Zhongshan Broad-Ocean Motor Co., Ltd. in substantially the form agreed by the Corporation and the Subscriber;

(c)
the representations and warranties of the Corporation having been true and correct as of the date of this Agreement in all material respects and being true and correct at the Time of Closing in all material respects;

(d)	all covenants of the Corporation in this Agreement to be completed on or prior to the Time of Closing shall have been performed or completed by the Corporation;

(e)	the Corporation executing and delivering to the Subscriber the Investor Rights Agreement at or before the Time of Closing; and

(f)	the Corporation delivering at the Time of Closing an officer’s certificate signed by the CEO and the CFO of the Corporation and addressed to the Subscriber with respect to the following:

(i)
certified true copies of the notice of articles and articles of the Corporation and all resolutions of the directors of the Corporation relating to the execution of this Agreement, the Investor Rights Agreement and the Commercial Agreements and the performance of the Corporation’s obligations thereunder and the issuance of the Subscription Shares;

(ii)
since the date of this Agreement, that there has been no Material Adverse Effect, it being understood and agreed that no such effect: (x) arising out of the announcement or implementation of this Agreement; (y) arising out of the announcement or implementation of the transactions contemplated in the Framework Agreement; or (z) relating to the Corporation’s current customers and joint venture partners exploiting the 9SSL fuel cell technology in China, will be considered to constitute a Material Adverse Effect. A “Material Adverse Effect” for this Agreement shall mean any fact, change, event, circumstance or effect which is or is reasonably likely to have a material adverse effect on the Corporation’s business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, or assets, in all cases, whether or not arising in the ordinary course of business and considered on a consolidated basis;

(iii)
no Order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, or any other securities of the Corporation has been issued by any Governmental Entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, after due inquiry, contemplated or threatened under any of the applicable laws or by any other Governmental Entity. For the purpose of this Agreement, “Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and the Toronto Stock Exchange (“TSX”) and the NASDAQ;

(iv)	the Corporation is in valid existence and good standing under the laws of its jurisdiction of incorporation, as applicable;

(v)
certified true copies of resolutions of the directors of the Corporation appointing the Subscriber’s proposed nominees as directors of the Corporation in accordance with the Investor Rights Agreement; and

(vi)	confirming:

(A)	the authorized and issued capital of the Corporation as of the Closing Date;

(B)
that the Corporation has all requisite corporate power and capacity including under the laws of its jurisdiction of incorporation to (i) carry on its business as presently carried on; (ii) own its property; (iii) issue the Subscription Shares; and (iv) carry out the transactions contemplated by this Agreement, the Investor Rights Agreement and the Commercial Agreements (together the “Transaction Agreements”);

(C)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Transaction Agreements and the performance of its obligations thereunder;

(D)	that the Subscription Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares;

(E)	the Subscription Shares have been conditionally approved for listing on the TSX subject to the filing of documents in accordance with the requirements of the TSX;

(F)	the Corporation has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Time of Closing;

(G)
the representations and warranties of the Corporation contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are accurate in all material respects as of the Time of Closing with the same force and effect as if made at and as of the Time of Closing after giving effect to the transactions contemplated by this Agreement; and

(H)	such other matters as the Subscriber may reasonably request.

(4)
If any of these conditions have not been met or waived by the party in whose favour such condition is prior to the Time of Closing, the Subscriber shall not be required to purchase, and the Corporation shall not be required to issue and sell, the Subscription Shares, and any subscription funds received by the Corporation will be returned promptly to the Subscriber without interest thereon or deduction therefrom.

ARTICLE 3
ACKNOWLEDGEMENTS, REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1	Acknowledgments of the Subscriber

(1)	The Subscriber acknowledges that:

(a)	AN INVESTMENT IN THE SUBSCRIPTION SHARES IS NOT WITHOUT RISK AND THE SUBSCRIBER MAY LOSE ITS ENTIRE INVESTMENT;

(b)
the Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current securityholders of the Corporation at such time, including the Subscriber, provided that the Corporation shall comply at all times with its obligations under the Investor Rights Agreement;

(c)
the offer, sale and issuance of the Subscription Shares is exempt from the prospectus requirements of Applicable Securities Laws and, as a result: (i) the Subscriber may not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus or registration statement prepared in accordance with Applicable

Securities Laws, and (ii) the Subscriber is restricted from using certain of the protections, rights and remedies available under Applicable Securities Laws, including statutory rights of rescission or damages;

(d)
no prospectus has been filed with any Regulator in connection with the subscription of the Subscription Shares, and no Regulator has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Subscription Shares;

(e)
the Subscription Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and the Subscription Shares may not be offered or sold in the United States or to a U.S. Person, or to or for the account or benefit of a U.S. Person or person in the United States, except pursuant to an effective registration statement under the 1933 Act or in compliance with the requirements of an exemption from registration under the 1933 Act and any applicable state securities laws;

(f)
the Corporation is required to file a report of trade with certain applicable Regulators containing personal information about the Subscriber. This report of trade will include the full name, residential address and telephone number of the Subscriber, the number and type of securities purchased, the total purchase price paid for such securities, the date of the Closing and the prospectus exemption relied upon under Applicable Securities Laws to complete such purchase. The Corporation may also be required pursuant to Applicable Securities Laws to file this Agreement on the System for Electronic Document Analysis and Retrieval (“SEDAR”). By completing this Agreement, the Subscriber authorizes the indirect collection of the information described in this Section 3.1(1)(f) by all applicable Regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable Regulators and (ii) the filing of this Agreement on SEDAR;

(g)
the Subscription Shares are being offered on a “private placement” basis and are listed and quoted for trading on the facilities of the TSX and will be subject to resale restrictions under Applicable Securities Laws and the rules of the TSX, and the Corporation may make a notation on its records or give instructions to any transfer agent of the Common Shares in order to implement such resale restrictions;

(h)
the ownership statement issued under a direct registration system representing the Subscription Shares (and any replacement certificate or ownership statement issued prior to the expiration of the applicable hold periods), if any, will bear the following legend in accordance with Applicable Securities Laws;

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

(i)
the ownership statements issued under a direct registration system representing the Subscription Shares (and any replacement certificate or ownership statement issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX;

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(j)	the Subscriber is not a resident of the province of British Columbia;

(k)	there is no government or other insurance covering the Subscription Shares;

(l)
the Corporation is required to verify that the Subscriber satisfies the relevant criteria to qualify for the prospectus exemption and may be required to provide additional information or documentation to evidence compliance with the prospectus exemption; and

(m)
the Corporation is relying on the acknowledgements, representations and warranties given by the Subscriber in this Agreement to determine the Subscriber's suitability as a purchaser of securities of the Corporation pursuant to this Agreement.

Section 3.2	Representations and Warranties of the Subscriber

(1)
The Subscriber represents and warrants as follows to the Corporation at the date of this Agreement and at the Time of Closing and acknowledges and confirms that the Corporation is relying on such representations and warranties in connection with the offer, sale and issuance of the Subscription Shares to the Subscriber:

(a)
THE SUBSCRIBER HAS KNOWLEDGE IN FINANCIAL AND BUSINESS AFFAIRS, IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE SUBSCRIPTION SHARES, AND IS ABLE TO BEAR THE ECONOMIC RISK OF SUCH INVESTMENT EVEN IF THE ENTIRE INVESTMENT IS LOST;

(b)
the Subscriber has not been provided with a prospectus, an offering memorandum or any other document in connection with its subscription for Subscription Shares and the decision to subscribe for Subscription Shares and execute this Agreement has not been based upon any verbal or written representation made by or on behalf of the Corporation, or any employee or agent of the Corporation other than as contained in the Transaction Agreements and the Subscriber’s decision has been based entirely upon this Agreement and the other Transaction Agreements and information about the Corporation contained in the public record (meaning information which has been publicly filed at www.sedar.com or http://edgar.sec.gov/edgar.shtml by the Corporation pursuant to a requirement under Applicable Securities Laws (the “Public Records”));

(c)	the Subscriber has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Subscription Shares;

(d)
the Subscriber is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, including, without limitation, the Corporation, except for the statements, representations and warranties made by the Corporation and contained in the Transaction Agreements;

(e)
to the knowledge of the Subscriber, there are no persons acting or purporting to act in connection with the purchase of the Subscription Shares contemplated herein who are entitled to any brokerage or finder’s fee, and the Subscriber is not entitled to be paid any commission in relation to the matters contemplated in this Agreement, including its purchase of the Subscription Shares;

(f)
the Subscriber is eligible to purchase the Subscription Shares pursuant to an exemption from the prospectus and registration statement requirements of Applicable Securities Laws, including pursuant to an exemption from any prospectus or securities registration or similar requirements under the laws of China to which the Subscriber is subject;

(g)	the Subscriber was offered the Subscription Shares in, and is resident in, China and, at the time the order to purchase the Subscription Shares was made, the Subscriber was outside the United States;

(h)	the Subscriber is not resident in or otherwise subject to Applicable Securities Laws of any province or territory of Canada;

(i)
the Subscriber is not a U.S. Person (as that term is defined in Regulation S promulgated under the U.S. Securities Act of 1933, which definition includes, but is not limited to, any partnership or corporation organized or incorporated under the laws of the United States) or a person in the United States, and is not acquiring the Subscription Shares for the account of or benefit of a U.S. Person or a person in the United States;

(j)
the Subscriber has been independently advised as to and is aware of the restrictions with respect to trading in, and the restricted period or statutory hold period applicable to the Subscription Shares under Applicable Securities Laws of the jurisdiction(s) in which the Subscriber resides or to which the Subscriber is subject and by the policies of the TSX, that a suitable legend or legends will be placed on the ownership statements issued under a direct registration system representing the Subscription Shares to reflect the applicable restricted period and statutory hold period to which the Subscription Shares are subject;

(k)	the Subscriber is at arm's-length, within the meaning of the policies of the TSX, with the Corporation;

(l)	the Subscriber is acquiring the Subscription Shares for investment purposes only and not with a view to the resale or distribution of all or any of the Subscription Shares;

(m)
none of the funds that the Subscriber is using to purchase the Subscription Shares are to the knowledge of the Subscriber, proceeds obtained or derived, directly or indirectly, as a result of illegal activities;

(n)	the Subscriber has not received, nor does it expect to receive, any financial assistance from the Corporation, directly or indirectly, in respect of the Subscriber's purchase of Subscription Shares;

(o)
no person has made any oral or written representations to the Subscriber: (i) that any person will resell or repurchase; (ii) that any person will refund the purchase price of the Subscription Shares; or (iii) as to the future value or price of any of the Common Shares;

(p)
(i) the execution and delivery of and performance by the Subscriber of this Agreement have been authorized by all necessary corporate or other action on the part of the Subscriber; and (ii) the Subscriber has the legal capacity and competence to execute, deliver and perform its obligations under this Agreement;

(q)	this Agreement has been duly executed and delivered by the Subscriber, and constitutes a legal, valid and binding agreement of the Subscriber enforceable against it in accordance with its terms;

(r)
the execution and delivery of and performance by the Subscriber of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a breach or violation of, or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of the Subscriber's constating documents or by-laws, if applicable, or any other contract, agreement, instrument, undertaking or covenant to which the Subscriber is a party or by which it is bound;

(s)
the only orders, permits, approvals, waivers, consents, licenses or similar authorizations of Regulators required to be obtained by the Subscriber necessary to permit the Subscriber’s investment hereunder are the Required China Approvals;

(t)
the Subscriber has obtained such legal and tax advice as it considers appropriate in connection with the offer, sale and issuance of the Subscription Shares and the execution, delivery and performance by it of this Agreement and the transactions contemplated by this Agreement, and the Subscriber is not relying on the Corporation, its affiliates or counsel in this regard;

(u)	the Subscriber is knowledgeable of, and has been independently advised as to, the securities laws of China;

(v)
the purchase of the Subscription Shares by the Subscriber does not contravene any of the Applicable Securities Laws in China and does not in itself result in: (i) any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document; or (ii) any obligation of the Corporation to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such purchase or otherwise; or (iii) any registration or other obligation on the part of the Corporation under applicable securities laws in China; and

(w)
the funds representing the Subscription Amount advanced by the Subscriber are not proceeds of crime as defined in the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”). To the best of the Subscriber’s knowledge, none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other applicable jurisdiction, or (ii) are being tendered on behalf of a person or entity (A) with whom the Corporation would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (B) who has not been identified to the Subscriber. The Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Agreement and the Subscriber's subscription hereunder, on a confidential basis pursuant to the PCMLTFA or other laws or regulations and shall promptly notify the Corporation if the Subscriber discovers that any of the foregoing representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

Section 3.3	Covenants of the Subscriber

(1)
The Subscriber will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale of the Subscription Shares, including insider filing requirements under Applicable Securities Laws, and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Subscription Shares.

(2)	Without limiting the generality of paragraph (1) above, the Subscriber covenants and agrees:

(a)
to immediately provide the Corporation with any forms required by the TSX in respect of the Subscriber and its proposed nominees to become directors of the Corporation (including without limitation a “Personal Information Form” in respect of each); and

(b)
to use its commercially reasonable efforts to obtain all the Required China Approvals on or before the Closing Date and the Subscriber will keep the Corporation informed as to the progress of obtaining such Required China Approvals and any issue that may be arising on a reasonably timely basis and the Subscriber will share material submissions with the Corporation if so requested by the Corporation.

(3)	The Subscriber will, from and including the date of this Agreement through to and including the Time of Closing:

(a)
do all such acts and things necessary to ensure that all of the representations and warranties of the Subscriber contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Subscriber contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(b)	fulfill in a timely manner all its covenants and agreements contained in this Agreement;

(c)
use commercially reasonable efforts to ensure that the conditions contained under Article 2 of this Agreement over which the Subscriber has reasonable control have been satisfied, performed or complied with by the Time of Closing; and

(d)
not take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement, the Investor Rights Agreement or any of the Commercial Agreements.

(4)
From and including the date of this Agreement through to and including the Time of Closing, the Subscriber or its designated affiliates will use commercially reasonable efforts to negotiate with the Corporation the Commercial Agreements in order for executed copies thereof to be delivered prior to or at the Time of Closing.

(5)	The Subscription Shares are being offered for sale by the Corporation on the condition that the Subscriber not resell the Subscription Shares until after the second (2nd) anniversary of the Closing

Date, except as specified in greater detail in the Investor Rights Agreement. The Subscriber covenants to abide by the conditions set out in the Investor Rights Agreement. The Subscriber understands and acknowledges that upon the issuance of the Subscription Shares, all the certificates representing the Subscription Shares, as well as all certificates issued in exchange therefor prior to the second (2nd) anniversary of the Closing Date, will bear the following legend in addition to the legends described in Section 3.1(1) above:
“THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 24 MONTHS AND A DAY AFTER THE CLOSING DATE] UNLESS: (1) SUCH TRADE IS PURSUANT TO A PLAN OF ARRANGEMENT, RE-ORGANIZATION, AMALGAMATION, TAKEOVER BID, MERGER OR OTHER SIMILAR COMBINATION TRANSACTION WHERE AN OFFER TO PURCHASE OR EXCHANGE OR REORGANIZE THE COMMON SHARES HAS BEEN MADE TO ALL SHAREHOLDERS OF THE CORPORATION BY A THIRD PARTY OR INVOLVE ALL THE COMMON SHARES; OR (2) SUCH TRADE IS TO AN AFFILIATE OF THE SUBSCRIBER AND SUCH AFFILIATE EXPRESSLY AGREES IN WRITING TO BE BOUND BY THE TERMS OF THE INVESTOR RIGHTS AGREEMENT, AND SUCH TRADE IS MADE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS; OR (3) IF A PROCEEDING IS COMMENCED AGAINST OR INVOLVING THE CORPORATION UNDER THE BANKRUPTCY AND INSOLVENCY ACT OR THE COMPANIES’ CREDITORS ARRANGEMENT ACT OR ANY SIMILAR LEGISLATION; OR (4) IF THE CORPORATION HAS RECEIVED NOTICE FROM ANY REGULATORY AUTHORITY THAT THE COMMON SHARES WILL BE PERMANENTLY CEASE-TRADED WITHIN A SPECIFIED PERIOD, ALL AS SPECIFIED IN GREATER DETAIL IN THE INVESTOR RIGHTS AGREEMENT.”

Section 3.4	Covenants of the Corporation

(1)
The Corporation will comply with Applicable Securities Laws concerning the offer, sale and issuance of the Subscription Shares and will consult with its legal advisers with respect to complying with the Applicable Securities Laws with respect to the issuance and sale of the Subscription Shares pursuant to this Agreement.

(2)	Without limiting the generality of paragraph (1) above, the Corporation covenants and agrees:

(a)	to immediately notify the TSX of the agreement to issue the Subscription Shares pursuant to this Agreement and the Investor Rights Agreement;

(b)
to apply for the approval of the listing and posting for trading on the TSX of the Subscription Shares and if requested by the Subscriber, the Corporation will provide copies of all correspondence with the TSX in relation to the application and approval for listing of the Subscription Shares on the TSX;

(c)
to use its commercially reasonable efforts to obtain all the Required Approvals on or before the Closing Date and the Corporation will keep the Subscriber informed as to the progress of obtaining such Required Approvals and any issue that may be arising and the Corporation will share all relevant correspondence with the Subscriber if so requested by the Subscriber; and

(d)
The Corporation shall make all reasonable efforts to promptly make available to the Subscriber, as reasonably requested, information, records, and documents relating to such filings, applications, submissions and/or communications in respect of the Required China Approvals as the Corporation may deem appropriate.

(3)	The Corporation will, from and including the date of this Agreement through to and including the Time of Closing:

(a)
do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(b)	fulfill in a timely manner all its covenants and agreements contained in this Agreement;

(c)
use commercially reasonable efforts to ensure that the conditions contained under Article 2 of this Agreement over which the Corporation has reasonable control have been satisfied, performed or complied with by the Time of Closing; and

(d)	not take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the transactions contemplated by any Transaction Agreement.

(4)
If the Corporation or its representatives or agents, receives any request for information, documents or other materials, or a notice, from any Governmental Entity indicating that any investigation, review, inquiry or other formal or informal proceeding, which could lead to an order temporarily or permanently prohibiting the closing of the transactions contemplated under the Transaction Agreements, is taking place or may take place, the Corporation shall:

(a)	promptly notify the Subscriber of the applicable notice or request for information, documents or other materials;

(b)
in consultation and cooperation with the Subscriber, respond as promptly as possible to any request for information made by any such Governmental Entity, and thereafter, after providing the Subscriber with a reasonable opportunity to review and comment on any drafts of any written communications with a Governmental Entity, make any other submissions or filings as may be advisable in order to enable the consummation of the transaction contemplated by this Agreement or the other Transaction Agreements (promptly notifying the Subscriber when any such submission or filing is made); and

(c)
promptly respond to any request for a meeting by any Governmental Entity, arrange for such meeting to take place as soon as possible and, if the Corporation determines to be appropriate in the circumstances, permit the Subscriber to attend such meeting.

(5)
From and including the date of this Agreement through to and including the Time of Closing the Corporation will use commercially reasonable efforts to negotiate with the Subscriber or its designated affiliates the Commercial Agreements in order for executed copies thereof to be delivered prior to or at the Time of Closing.

(6)
The Corporation shall not take any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX, and the Corporation shall comply with the rules and regulations thereof for a period of three (3) years from the Closing Date, provided that this covenant shall not apply to any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares.

(7)
The Corporation shall use it reasonable commercial efforts to maintain its status as a “reporting issuer” in each of the provinces and territories of Canada for a period of three (3) years from the Closing Date and the Corporation shall comply with all Applicable Securities Laws, provided that the covenant to remain a “reporting issuer” shall not apply to any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares.

(8)	[commercially sensitive covenant redacted]

Section 3.5	Representations and Warranties of the Corporation
The Subscriber shall have the benefit of the representations, warranties and covenants contained in Schedule A. The Corporation acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Corporation in this Agreement are made with the intention that they may be relied upon by the Subscriber to purchase the Subscription Shares. The Corporation further agrees that by issuing the Subscription Shares, the Corporation shall be representing and warranting that such representations, warranties and acknowledgements are true as at the date of this Agreement and as at the Time of Closing with the same force and effect as if they had been made by the Corporation at the Time of Closing. The Corporation acknowledges that the Subscriber and its affiliates are relying on the representations, warranties, certifications and covenants contained in the Transaction Agreements to make the investments as contemplated under this Agreement and the Corporation agrees to indemnify the Subscriber and its affiliates and their respective directors and officers, employees, agents and representatives against all losses, claims, costs, expenses, damages or liabilities which any of them may suffer or incur as a result of or arising from breach of any such representations, warranties, certifications and covenants under this Agreement or the other Transaction Agreements.
[commercially sensitive covenant and indemnification provision redacted].

ARTICLE 4
MISCELLANEOUS

Section 4.1	Survival

(1)
The representations, warranties and acknowledgements contained in this Agreement and any certificate or document delivered pursuant to or in connection with this Agreement shall survive the Closing and continue in full force and effect for a period of two (2) years notwithstanding any subsequent disposition or exchange of the Subscription Shares. Notwithstanding the above, the representations and warranties of the Corporation set forth in Schedule A, paragraphs (1), (2), (3), (4), (7), (13) and (14) shall survive indefinitely following the Closing.

(2)
All other covenants in this Agreement unless specified to be completed on or before the Closing Date or specifically provided for above shall survive the closing of the transactions contemplated hereunder.

Section 4.2	Schedules
The following Schedules are incorporated into and form an integral part of this Agreement, and any reference to this Agreement includes the Schedules:

Schedule A	Representations and Warranties of the Corporation
Schedule B	Wire Transfer Information
Schedule C	Form of Registration Instruction Notice
Schedule D	Required Approvals
Schedule E	Form of Investor Rights Agreement

Section 4.3	Interpretation
Any reference in this Agreement to gender includes all genders. Words importing the singular number include the plural and vice versa. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement. In this Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 4.4	Announcements

(1)
Other than as specified below, no press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement (a “Public Statement”) may be made prior to the Closing Date except with the prior written consent and joint approval of the parties, or if required by law or a governmental entity. Where the Public Statement is required by law or a governmental entity, the party required to make the Public Statement will use its commercially reasonable efforts to obtain the approval of the other party as to the form, nature and extent of the disclosure.

(2)	Notwithstanding the foregoing, the parties acknowledge and agree that:

(a)
the Corporation and the Subscriber will issue a press release with respect to this Agreement and the Investor Rights Agreement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of the Corporation and the Subscriber in advance, acting reasonably and without delay;

(b)
the Corporation will be required pursuant to applicable Canadian securities laws to file this Agreement and a material change report respecting the transactions contemplated by this Agreement (a draft of which material change report to be provided to the Subscriber for its comments at least 1 Business Day before filing) on the System for Electronic Document Analysis and Retrieval (“SEDAR”), and the Corporation will be required pursuant to U.S. securities laws to file such documents on one or more Form 6-Ks with the U.S. Securities and Exchange Commission (“SEC”); and

(c)
the Subscriber will be required pursuant to Canadian securities laws to file insider / early warning reports and, pursuant to U.S. securities laws, to file a Schedule 13D or Schedule 13G, as applicable, with the SEC.

Section 4.5	Notices

(1)	Any Notice must be in writing, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:
[contact information redacted]

(2)
A Notice is deemed to be given and received (i) if sent by mail, on the fifth (5th) Business Day following the date of mailing, if the date of mailing is a Business Day and the mailing was effected before 4:00 p.m. (local time in the place of mailing), (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a party. The party sending any Notice has the burden of proving delivery and receipt of any such Notice.

Section 4.6	Assignment
This Agreement becomes effective when executed by all of the parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it, provided that the Subscriber may assign its rights under this Agreement to one or more of its affiliates, but no such assignment shall relieve the Subscriber of its obligations hereunder.

Section 4.7	Entire Agreement
This Agreement together with the Investor Rights Agreement constitute the entire agreement between the parties with respect to the purchase of Subscription Shares contemplated by it and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and the Investor Rights Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 4.8	Time of Essence
Time is of the essence in this Agreement.

Section 4.9	Governing Law and Dispute Resolution

(1)	This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)
Each claim, dispute or controversy arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, or the transactions contemplated hereby, including any claim based on contract, tort or statute, or the arbitrability of any claim hereunder (an “Arbitrable Claim”), shall be settled by final and binding arbitration conducted under the International Commercial Arbitration Rules of Procedure (the “Rules”) of the British Columbia International Commercial Arbitration Centre (“BCICAC”). All such Arbitrable Claims shall be settled by one (1) arbitrator in accordance with the Rules then in effect. Such arbitrator shall be provided through BCICAC by mutual agreement of the parties; provided, that, absent such agreement, the arbitrator shall be appointed by BCICAC. In either event, such arbitrator may not have any pre-existing, direct or indirect relationship with any party to the dispute. Each party hereto expressly consents to, and waives any future objection to, such forum and arbitration rules. Judgment upon any award may be entered by any court in Canada. Except as required by any applicable law (including, without limitation, the Applicable Securities Laws and the the published rules of the TSX and the NASDAQ Global Market), neither party nor the arbitrator shall disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties. Adherence to this dispute resolution process shall not limit the right of the parties hereto to obtain any provisional remedy, including injunctive or similar relief, from any court of competent jurisdiction as may be necessary to protect their respective rights and interests pending arbitration. Notwithstanding the foregoing sentence, this dispute resolution procedure is intended to be the exclusive method of resolving any Arbitrable Claims. The arbitration procedures shall follow the substantive laws of the Province of British Columbia, including the provisions of statutory law dealing with arbitration, as it may exist at the time of the demand for arbitration, insofar as said provisions are not in conflict with this Agreement and specifically excepting therefrom sections of any such statute dealing with discovery and sections requiring notice of the hearing date by registered or certified mail. The arbitrator shall determine the prevailing party and shall include in his/her award that party’s reasonable attorneys’ fees and costs

(3)
Except as expressly stated in Section 4.9(2) with respect to the Arbitrable Claims, the parties hereto agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Supreme Court of British Columbia located in the City of Vancouver, Province of British Columbia, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the selection of the venue of any such proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum. Process in any such proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereto agrees that service of process on such party as provided in Section 4.5 shall be deemed effective service of process on such party.

Section 4.10	Execution By Facsimile and Counterparts
This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same document.

If the Subscriber does not deliver a complete copy of this Agreement to the Corporation, the Corporation shall be entitled to assume that the Subscriber accepts and agrees with all of the terms and conditions of this Agreement on the pages not delivered at the Closing unaltered.

Section 4.11	Currency
All references in this Agreement and the Schedules to dollars, “$”or “US$” are to the currency of United States of America, unless otherwise specifically indicated.

Section 4.12	Expenses
Irrespective of whether the Closing is effected, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the other Transaction Agreements. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or the other Transaction Agreements, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Section 4.13	Severability
If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of, any of the transactions contemplated hereby is not affected in any manner materially adverse to any party. In the event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.
[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

WEICHAI POWER CO., LTD.	BALLARD POWER SYSTEMS INC.

By:	By:

Its:	Its:

By:

Its:

[disclosure and other schedules to agreement redacted due to commercial sensitivity or as being immaterial]